UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Oman, Norma J
   2955 North Meridian Street
   Indianapolis, IN  46208
   USA
2. Issuer Name and Ticker or Trading Symbol
   Meridian Insurance Group, Inc.
   MIGI
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   March 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |3/3/99|M   | |27789             |A  |10.795 (2) |                   |I     |By Norma J. Oman           |
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                           |      |    | |                  |   |           |                   |      |Revocable                  |
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                           |      |    | |                  |   |           |                   |      |Living Trust               |
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Common Stock               |3/3/99|F   | |15634             |D  |19.1875    |35376 (1) (2)      |I     |By Norma J. Oman           |
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                           |      |    | |                  |   |           |                   |      |Revocable                  |
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                           |      |    | |                  |   |           |                   |      |Living Trust               |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock Option |10795 (2|3/3/9|M   | |27789      |D  |3/2/9|3/2/0|Common Stock|27789 (|       |54749 (2)   |D  |            |
                      |)       |9    |    | |           |   |7    |4    |            |2)     |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Since reporting person's last report, all shares previously owned directly by the reporting person were transferred into a revocable living
trust.
(2) On December 9, 1998, MIGI declared a 10 percent stock dividend payable to all holders of record on
December 21, 1999. As a result, the reporting person received 2,111 shares of common stock on the payment date of January 6, 1999. At the same time, pursuant to anti-distribution provisions of the MIGI Employee Incentive
Stock Plan, the option for 75032 shares of common stock granted on March 2, 1994, became exercisable for
82538 shares of common stock at our adjusted price of $10.795.
SIGNATURE OF REPORTING PERSON
/s/ Leon M. Neddo, Jr., P.A.
DATE
April 6, 1999